June 14, 2007

Mr. Andrew Mew Senior Staff Accountant Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Form 8-K filed on June 5, 2007 by each the following five investment funds
(the “Funds”) registered under the Securities Exchange Act of 1934, as amended
(the 1934 Act):
Belair Capital Fund LLC, File No. 000-25767
Belcrest Capital Fund LLC, File No. 000-30509
Belmar Capital Fund LLC, File No. 000-32633
Belport Capital Fund LLC, File No. 000-49775
Belrose Capital Fund LLC, File No. 000-50258

Dear Mr. Mew:

     The purpose of this letter is to respond to your comments on the Current Reports on Form 8-K filed by Belport Capital Fund LLC and Belrose Capital Fund LLC contained in letters dated June 7, 2007. This letter is also responsive to the comments received in a letter relating to Belair Capital Fund LLC from Tracey McKoy dated June 6, 2007 (received by the Fund via facsimile on June 7, 2007).

     Before responding to the specific comments contained in your letters, we would like to thank you for taking the time to further discuss these comments with us in a conference call on June 12, 2007. During that call we explained that the structure and management of the Funds listed above are substantially similarly, as are the Funds’ investment policies and restrictions. Each Fund filed a Form 8-K with the Securities and Exchange Commission (the “Commission”) via the Edgar database on June 5, 2007 regarding the restatement of previously issued financial statements. Accordingly, the Funds believe your comments and our responses relate equally to all Funds.

The comments and responses are set forth below.

Comment 1:	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.
Response1:	Each Fund intends to file financial statements for the year ended December 31, 2006 and restated financial statements for the years ended December 31, 2005 and 2004 with the
Commission in its Annual Report on Form 10-K for the year ended December 31, 2006 within 15 business days of the date of this letter.

Comment 2:	Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least an estimated range of the value of the errors you have discovered to date that resulted in your determination that your financial statements filed for the periods from 2001 through 2005 should no longer be relied upon. Refer to Instructions to Item 4.02(a)(2) of Form 8-K.
Response2:	Each Fund indicated in its Form 8-K filing that “the revised accounting and classification for the items noted will have no effect on the Fund’s previously stated net asset value per share, net assets, net investment income, and net increase in net assets from operations or total return.” Fund management believes this statement addresses the financial information that is the most meaningful to Fund shareholders. The consolidated financial statements to be included in each Fund’s Form 10-Ks for the year ended December 31,
2006 will reflect the amounts restated in the Fund’s previously reported consolidated financial statements resulting from the revised accounting and classification. As discussed during our call, because the Funds intend to file their Form 10-Ks for the year ended December 31, 2006 within the next 15 business days, we understand that the Funds will not be required to amend their Form 8-K filings to reflect such information.
Comment 3:	Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item
307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.
Response 3:	Management of the Funds is currently in the process of finalizing decisions relating to the
Funds’ disclosure controls and procedures. The conclusions of the officers and the Board of Directors of Eaton Vance, Inc. (the entity which oversees the accounting and financial reporting processes of the Funds, as the sole Trustee of the Funds’ manager, Eaton Vance
Management), along with the changes to the Funds’ disclosure controls and procedures, if any, will be disclosed in each Fund’s Form 10-K for the year ended December 31, 2006.

We acknowledge that, with respect to each Fund:

·	such Fund is responsible for the adequacy and accuracy of the disclosure in its filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

·	such Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or comments regarding this letter, please contact the undersigned at 617-598-8380.

Sincerely,
/s/ Andrew Frenette
Chief Financial Officer

cc:	Robert. S. Littlepage, Jr., Accounting Branch Chief
John Cash; Accounting Branch Chief
Tracey McKoy, Staff Account
Timothy Jacoby, Deloitte & Touche LLP